Exhibit 2.1

Cadence Financial Corporation
P.O. Box 1187
301 East Main Street
Starkville, Mississippi 39760

October 6, 2010

VIA FACSIMILE AND FEDERAL EXPRESS

Trustmark Corporation
248 E. Capitol Street, Suite 310
Jackson, Mississippi 39201
Facsimile:  601.208.6344
Attention:  Richard G. Hickson

With a copy to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103
Facsimile:  901.577.0762
Attention:  Jackie G. Prester

RE:           Notice of Termination of Agreement and Plan of Reorganization

Dear Mr. Hickson:

Reference is hereby made to the Agreement and Plan of Reorganization (the “Agreement”), dated as of September 21, 2010, by and between Trustmark Corporation (“Trustmark”) and Cadence Financial Corporation (“Cadence”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement.

Cadence has received a bona fide Acquisition Proposal from Community Bancorp LLC, a Delaware limited liability company.  The Board of Directors of Cadence has determined in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the advice of independent legal counsel and as to financial matters on the advice of Keefe, Bruyette & Woods, Inc., that such alternative Acquisition Proposal (if consummated pursuant to its terms) is a Superior Proposal, and that the failure to terminate the Agreement and accept such Superior Proposal would be inconsistent with the proper exercise of the Board of Directors’ fiduciary duties.  Therefore, Cadence hereby terminates the Agreement pursuant to Section 8.1(e) of the Agreement.

The Termination Fee has been wired to Louis E. Greer's attention at Trustmark.

Very truly yours,

/s/ Lewis F. Mallory, Jr.

Lewis F. Mallory, Jr.
Chairman and Chief Executive Officer

cc:           Mark L. Jones
Board of Directors of Cadence Financial Corporation